Exhibit 99.1

ELBIT IMAGING ANNOUNCES FILING OF FORM 12B-25 NOTIFICATION OF LATE FILING

Tel Aviv, Israel, May 1, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its announcement dated April 3, 2017, that it has filed a Form 12b-25, Notification of Late Filing, with the U.S. Securities and Exchange Commission relating to the Company's Annual Report on Form 20-F for the year ended December 31, 2016, which provides up to an additional 15 calendar days to file the Form 20-F following its April 30, 2017 due date.

The Company was unable to timely file its Form 20-F due to the ongoing audit process of Plaza Centers N.V. ("Plaza") (LSE: PLAZ), an indirect subsidiary (45%) of the Company, for its annual financial statements. As a result, Plaza is unable to publish its annual financial statements by April 30, 2017 but will endeavor to publish such financial statements as soon as practicably possible thereafter. As noted in Plaza’s announcement of April 28, 2017, the annual financial statements of Plaza will include a “going concern” note.

Due to the abovemention delay by Plaza, EI will be unable to publish its annual financial results by April 30, 2017 and will endeavor to publish such financial statements as soon as practicably possible thereafter.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com